Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2020 and 2019

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (including restricted cash, note 3(d))	$28,928	$46,012
Accounts receivable (note 6)	61,925	66,950
Inventories (note 7)	56,105	47,806
Prepaid expenses	9,056	7,417
Total current assets	156,014	168,185
Long-term investments (note 8)	10,807	10,587
Property, plant and equipment (note 9)	55,832	58,856
Operating lease right-of-use assets (note 12)	15,392	17,524
Intangible assets (note 10)	12,001	13,075
Deferred income tax assets	2,581	1,929
Goodwill	3,111	3,110
Other long-term assets	7,002	6,660
Total assets	$262,740	$279,926
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$71,195	$86,180
Current portion of operating lease liabilities (note 12)	3,864	4,406
Current portion of long-term debt (note 13 and 21)	22,270	13,567
Current portion of long-term royalty payable (note 14)	7,268	5,936
Current portion of warranty liability (note 15)	13,885	4,505
Total current liabilities	118,482	114,594
Long-term operating lease liabilities (note 12)	11,528	13,118
Long-term debt (note 13 and 21)	33,067	35,312
Long-term royalty payable (note 14)	6,439	12,322
Warranty liability (note 15)	5,159	4,396
Deferred income tax liabilities	4,349	4,445
Other long-term liabilities	5,940	6,380
Total liabilities	184,964	190,567
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
136,757,404 (2019 - 136,416,981) common shares	1,095,147	1,094,633
Other equity instruments	7,523	6,857
Additional paid in capital	10,079	10,079
Accumulated deficit	(1,010,619)	(998,320)
Accumulated other comprehensive loss	(24,354)	(23,890)
Total shareholders' equity	77,776	89,359
Total liabilities and shareholders' equity	$262,740	$279,926
Commitments and contingencies (note 18)
Subsequent events (note 21)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Daniel M. Hancock	Director	Brenda J. Eprile	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue	$35,964	$82,419	$103,187	$155,610
Cost of revenue and expenses:
Cost of revenue	23,775	63,091	86,723	119,127
Research and development	4,090	6,910	9,890	13,708
General and administrative	6,109	12,718	12,741	24,683
Sales and marketing	2,378	4,284	5,703	8,101
Restructuring costs	—	—	—	825
Foreign exchange (gain) loss	(3,626)	(705)	3,269	(646)
Depreciation and amortization	1,511	2,000	3,007	4,454
	34,237	88,298	121,333	170,252
Income (loss) from operations	1,727	(5,879)	(18,146)	(14,642)

Income from investments accounted for by the equity method	4,121	5,885	9,488	14,540
Interest on long-term debt and accretion on royalty payable	(1,467)	(1,785)	(3,019)	(3,702)
Interest and other income, net of bank charges	174	348	259	469
Income (loss) before income taxes	4,555	(1,431)	(11,418)	(3,335)
Income tax expense	1,565	887	881	2,022
Net income (loss) from continuing operations	2,990	(2,318)	(12,299)	(5,357)
Net loss from discontinued operations (note 5)	—	(240)	—	(240)
Net income (loss) for the period	2,990	(2,558)	(12,299)	(5,597)
Other comprehensive income (loss):
Cumulative translation adjustment	(633)	1,279	(464)	753
Comprehensive income (loss)	$2,357	$(1,279)	$(12,763)	$(4,844)

Income (loss) per share:
From continuing operations - basic and diluted	$0.02	$(0.02)	$(0.09)	$(0.04)
From discontinued operations - basic and diluted	$—	$(0.00)	$—	$(0.00)
Net income (loss) per share - basic and diluted	$0.02	$(0.02)	$(0.09)	$(0.04)
Weighted average common shares outstanding:
Basic	136,564,290	133,600,880	136,496,757	133,525,464
Diluted	146,323,733	133,600,880	136,496,757	133,525,464

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2020 and 2019

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Three Months Ended June 30, 2019
April 1, 2019	133,517,924	$1,087,420	$12,992	$10,079	$(1,001,400)	$(21,584)	$87,507
Issue of common shares on exercise of share units	145,850	356	(356)	—	—	—	—
Stock-based compensation	—	—	330	—	—	—	330
Net loss for the period	—	—	—	—	(2,558)	—	(2,558)
Other comprehensive income	—	—	—	—	—	1,279	1,279
June 30, 2019	133,663,774	$1,087,776	$12,966	$10,079	$(1,003,958)	$(20,305)	$86,558

	Six Months Ended June 30, 2019
January 1, 2019	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issue of common shares on exercise of share units	282,875	708	(708)	—	—	—	—
Stock-based compensation	—	—	726	—	—	—	726
Net loss for the period	—	—	—	—	(5,597)	—	(5,597)
Other comprehensive income	—	—	—	—	—	753	753
June 30, 2019	133,663,774	$1,087,776	$12,966	$10,079	$(1,003,958)	$(20,305)	$86,558

	Three Months Ended June 30, 2020
April 1, 2020	136,465,872	$1,094,720	$7,361	$10,079	$(1,013,609)	$(23,721)	$74,830
Issue of common shares on exercise of share units	291,532	427	(427)	—	—	—	—
Stock-based compensation	—	—	589	—	—	—	589
Net income for the period	—	—	—	—	2,990	—	2,990
Other comprehensive loss	—	—	—	—	—	(633)	(633)
June 30, 2020	136,757,404	$1,095,147	$7,523	$10,079	$(1,010,619)	$(24,354)	$77,776

	Six Months Ended June 30, 2020
January 1, 2020	136,416,981	$1,094,633	$6,857	$10,079	$(998,320)	$(23,890)	$89,359
Issue of common shares on exercise of share units	340,423	514	(514)	—	—	—	—
Stock-based compensation	—	—	1,180	—	—	—	1,180
Net loss for the period	—	—	—	—	(12,299)	—	(12,299)
Other comprehensive loss	—	—	—	—	—	(464)	(464)
June 30, 2020	136,757,404	$1,095,147	$7,523	$10,079	$(1,010,619)	$(24,354)	$77,776

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2020 and 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cash flows from (used in) operating activities:
Net income (loss) for the period from continuing operations	$2,990	$(2,318)	$(12,299)	$(5,357)
Items not involving cash:
Depreciation and amortization	3,402	3,963	6,771	8,293
Stock-based compensation expense	617	330	1,241	726
Unrealized foreign exchange loss (gain)	(3,626)	(705)	3,269	(646)
Deferred income tax	1,458	671	(683)	671
Income from investments accounted for by the equity method	(4,121)	(5,885)	(9,488)	(14,540)
Interest on long-term debt and accretion of royalty payable	1,467	1,785	3,019	3,702
Change in inventory write-downs to net realizable value	381	(166)	64	(18)
Change in bad debt expense	214	192	252	579
Restructuring obligations	—	—	—	224
Net cash from (used) before working capital changes	2,782	(2,133)	(7,854)	(6,366)

Changes in non-cash operating working capital:
Accounts receivable	4,042	(11,219)	4,618	(23,228)
Inventories	(4,329)	1,038	(8,056)	(1,144)
Prepaid and other assets	(919)	(382)	(1,559)	(1,877)
Accounts payable and accrued liabilities	(9,623)	15,324	(16,820)	18,061
Deferred revenue	(471)	24	1,030	2,359
Warranty liability	(534)	(188)	9,781	(588)
Net cash from (used in) operating activities of continuing operations	(9,052)	2,464	(18,860)	(12,783)
Net cash used in operating activities of discontinued operations	—	(240)	—	(240)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,562)	(1,578)	(3,186)	(3,591)
Dividends received from joint ventures	3,420	7,381	9,243	13,371
Net cash from investing activities of continuing operations	1,858	5,803	6,057	9,780
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long-term facilities	(7,176)	(8,170)	(18,893)	(13,778)
Drawings on operating lines of credit and long-term facilities	10,996	6,363	22,066	8,402
Payment of royalty payable	(5,948)	(6,034)	(5,948)	(6,034)
Net cash used in financing activities	(2,128)	(7,841)	(2,775)	(11,410)
Effect of foreign exchange on cash and cash equivalents	(842)	(758)	(1,506)	(1,076)
Decrease in cash and cash equivalents	(10,164)	(572)	(17,084)	(15,729)
Cash and cash equivalents, beginning of period (including restricted cash)	39,092	45,962	46,012	61,119
Cash and cash equivalents, end of period (including restricted cash)	$28,928	$45,390	$28,928	$45,390

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2020 and 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Supplementary information:
Interest paid	$465	$608	$2,390	$2,864
Taxes paid, net of refunds	167	280	(20)	286

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. COVID-19 impact and going concern:

(a)    Impact of COVID-19

The outbreak of COVID-19 has had and continues to have an adverse impact on the Company's business, including the disruption of production and end customer demand. The extent, duration and impact of COVID-19 and governmental and societal responses is uncertain. A significant portion of the Company's production is from three facilities located in Northern Italy, and sales from these facilities are primarily to Western and Eastern Europe. The Company's Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty Original Equipment Manufacturer ("OEM") business and assembles liquefied natural gas tank systems for the heavy-duty OEM business. The Company's Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the Independent Aftermarket ("IAM"), Delayed OEM ("DOEM"), electronics, and OEM businesses.

In addition to the Company's production facilities, its European High Pressure Direct Injection ("Westport HPDI 2.0TM" or "HPDI") launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread COVID-19. The Company's launch partner reopened its production facilities in late April and the Company expects a return to pre-COVID-19 sales volume levels for the HPDI product in the second half of 2020.

At this time, customer demand for the Company's light-duty and aftermarket products for the full year 2020 is difficult to estimate and will be highly dependent on the duration and severity of the COVID-19 pandemic and post-pandemic market weakness. The Company's consolidated sales in the first half of 2020 declined as a result of COVID-19 and the Company expects that the pandemic will impact its results of operations during the remainder of 2020, with the most significant impact to revenue realized in the second quarter of 2020.

The Company's light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of COVID-19 pandemic, but the Company anticipates a progressive recovery in the third and fourth quarters of 2020 from the first half of the year. With low emissions and low fuel costs, the LPG and CNG-fueled vehicles are available and sustainable alternative gaseous fuel systems which are supported by a capillary refueling infrastructure.

The Company believes that its heavy-duty business will be less impacted than the IAM and light-duty OEM businesses due to the growing demand for climate-friendly, affordable trucks. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

The certification of the Weichai Westport Inc. ("WWI") HPDI engine through a multi-step, multi-party activity was delayed in the first quarter of 2020 given the early impact of COVID-19 in China. The Company anticipates certification within 2020.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

2. COVID-19 impact and going concern (continued):

In response to COVID-19, the Company has implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. The Company has been working with its key lenders to strengthen its liquidity and has made significant progress to improve its liquidity and reduce its cost of capital:

•	On March 25, 2020, $6,000 in principal deferrals on the Company's term loan with Export Development Canada ("EDC");

•	On May 28, 2020, a Euro 5,000 government backed term loan from UniCredit S.p.A. ("UniCredit") to the Company's Emer S.p.A. ("Emer") subsidiary;

•	On July 17, 2020, a Euro 15,000 government backed term loan from UniCredit to the Company's MTM S.r.l. ("MTM") subsidiary;

•	On July 23, 2020, a $10,000 bridge loan secured through EDC at a 6.25% interest rate;

•
On July 24, 2020, the Company announced the refinancing of the convertible notes with Cartesian Capital Group and its affiliates ("Cartesian"). Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9.0% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share.

Refer to note 13(a), 13(c), and 21 of these condensed consolidated interim financial statements ("interim financial statements") for more details. The Company is also participating in government wage-subsidy and other support programs in the countries where it operates. The benefit of these programs was $3,785 and $4,188 for the three and six months ended June 30, 2020, respectively. The amounts were recognized as recoveries to cost of revenue and operating expenses in the Company's condensed consolidated interim statements of operations and comprehensive income (loss).

The Company's liquidity and going concern assessment is discussed below.

(b)    Liquidity and Going Concern

In connection with preparing financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable that a company will be unable to meet its obligations as they become due within one year after the date that the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued; and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

The interim financial statements have been prepared on the basis that the Company will continue as a going concern. At June 30, 2020, the Company's net working capital was $37,532 including cash and cash equivalents of $28,928. The Company has another $2,682 in restricted cash pledged to the repayment of the debt it holds in its Italian subsidiaries recorded in other long-term assets. The Company's long-term debt, including the royalty payable, was $69,044, of which $22,270 of the long term debt matures by June 30, 2021 and $7,268 of the royalty payable is due by June 30, 2021. The Company generated income of $2,990 and incurred negative cash flows from continuing operations of $9,052 for the three months ended June 30, 2020, a loss of $12,299 and negative cash flows of $18,860 for the six months ended June 30, 2020, and has an accumulated deficit of $1,010,619.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

2. COVID-19 impact and going concern (continued):

Principal conditions or events that require management's consideration

The factors which raise substantial doubt as to the Company’s ability to continue as a going concern are as follows:

(a)	The Company has three significant debt and royalty obligations combining to approximately $18,768 coming due in the next twelve months, as follows:
(i)    Cartesian refinancing payment of $7,500, plus accrued interest, which was made on July 30, 2020;
(ii)    Royalty payable payment of $7,268 to Cartesian in April 2021;
(iii)    EDC principal payments totaling $4,000 to EDC in March 2021 and June 2021.

The Company is also required to repay the EDC bridge loan entered into in July, 2020. Through August 5, 2020 the Company has drawn $2,500 million on this facility.

(b)    Forecast operating results

The Company recorded positive net income in 2019 and had expected to improve upon this achievement in 2020. However, as previously described, the impact of COVID-19 has had a significant impact on the Company’s 2020 outlook. While the Company achieved net income during the second quarter of 2020, its net loss for six months ended June 30, 2020 was $12,299. The second quarter benefited from a $7,727 insurance recovery and $3,785 of government wage subsidies, which will only partially continue into the third quarter of 2020. The Company expects improved revenue and earnings levels in the second half of 2020 and into 2021, however, this will depend on the strength of the economic recovery and the return of customer demand.

Management's plans

The Company plans to alleviate or mitigate the substantial doubt of operating as a going concern through the following actions:

(a)    Debt financing

As noted above, the Company has entered into new debt facilities in Italy and North America totaling $32,934, of which $27,380 was entered into subsequent to June 30, 2020. The Company entered into an agreement with EDC to defer $6,000 in principal payments due in 2020 and extend the loan to 2022, and subsequent to June 30, 2020, repaid $7,500 of its convertible notes and extended the maturity on the remaining $10,000 until 2023. These financing initiatives will improve the liquidity of the Company in 2020 and 2021.

(b) Operating results and government wage subsidies

As discussed, the Company's operating results for 2020 will be significantly impacted by COVID-19. In response to COVID-19, the Company has implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. The Company is also participating in government wage subsidy and other support programs in the countries where it operates and the benefit of these programs were $3,785 in the second quarter of 2020. These programs will partially continue into the third quarter of 2020 but at a lower level.
The Company is also evaluating future cash flows from CWI with the termination of the joint venture scheduled to end on December 31, 2021. The joint venture pays significant dividends to the joint venture partners, with the Company receiving $25,045 of dividends in 2019 (2018 - $23,191). As per the joint venture agreement, both Cummins and Westport Fuel Systems have equal rights to CWI’s intellectual property, and the Company is evaluating its strategic alternatives to monetize the value of the intellectual property. However, there is no certainty that the Company will be able to monetize the intellectual property to the level of the current dividends received from the joint venture. See note 8(a) in our interim financial statements for additional details related to the CWI joint venture.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

2. COVID-19 impact and going concern (continued):

Management's conclusion and assessment
The Company believes that the cash on hand at June 30, 2020, coupled with the recently closed financings, provides the cash flow necessary to fund operations over the next year to August 31, 2021. However, in the face of the uncertainty caused by the COVID-19 pandemic and the negative economic and market impact of a potential extended recovery period, the Company may require additional financing to fund its operations. In addition to the plans outlined above, the Company is pursuing a number of financing initiatives and alternatives that may include equity financing. Due to the application of the accounting principles generally accepted in the United States ("U.S. GAAP") potential future financing has not been included in the analysis of the Company's ability to continue as a going concern. As such there remains substantial doubt about the Company's ability to continue as a going concern within one year after the date that these condensed consolidated interim financial statements are issued. Although the Company remains confident in its ability to raise the necessary financing to fund its operations, the Company cautions readers of its financial statements and its Management's Discussion and Analysis ("MD&A") that there is no absolute assurance that the Company will be able to raise the financing necessary, or mitigate the impact of COVID-19, under satisfactory terms and conditions, to continue as a going concern. If, as a result of future events, the Company was to determine that it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of assets and liabilities in the accompanying interim financial statements and the adjustments could be material.
3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with U.S. GAAP.

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2019 except as disclosed in the "Accounting Changes" section of these interim financial statements.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at June 30, 2020 and for all periods presented, have been recorded. The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States Dollar ("U.S. Dollar"). The functional currencies for the Company's subsidiaries include the following: U.S. Dollars, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

3. Basis of preparation (continued):

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Canadian Dollar	0.73	0.77	0.72	0.75	0.73	0.75
Euro	1.12	1.12	1.10	1.12	1.10	1.13
Argentina Peso	0.01	0.02	0.01	0.02	0.02	0.02
RMB	0.14	0.14	0.14	0.15	0.14	0.15
Swedish Krona	0.11	0.11	0.10	0.11	0.10	0.11
Indian Rupee	0.0132	0.0140	0.0132	0.0144	0.0135	0.0143

(c)     Cartesian:

Cartesian is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016 and resigned as a Director of the Company in July 2020. See notes 8(b), 13(c), 14 and 21 for additional details of Cartesian’s investments in the Company.

(d)    Cash and cash equivalents (including restricted cash):

Cash and cash equivalents include cash on hand, term deposits, banker acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. Cash and cash equivalents at June 30, 2020 include restricted cash of $640 (December 31, 2019 - $2,279). Restricted cash at June 30, 2020 and at December 31, 2019 is related to cash used to secure a letter of credit.
4. Accounting changes:

New accounting pronouncements adopted in 2020:

In June 2016, the FASB issued ASU No. 2016-13 "Financial Instruments - Credit Losses (Topic 326)" which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaced the former incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The adoption of this guidance in the first quarter of 2020 did not result in any material impact to the Company's consolidated financial statements.
5. Sale of assets:

The Company completed the sale of its compressed natural gas ("CNG") Compressor business on July 25, 2018.

During the three and six months ended June 30, 2019, the Company recorded a $240 net loss from discontinued operations related to an allowance on accounts receivable of the CNG Compressor business that were not included in the sale of the business.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

6. Accounts receivable:

	June 30, 2020	December 31, 2019
Customer trade receivables	$49,860	$62,974
Other receivables	18,002	9,092
Income tax receivable	52	475
Due from related parties (note 8(a))	97	272
Allowance for doubtful accounts	(6,086)	(5,863)
	$61,925	$66,950

Included in other receivables is an insurance recovery of $7,727 recorded during the second quarter of the 2020 relating to a field service campaign as discussed in note 15 of these interim financial statements.

7. Inventories:

	June 30, 2020	December 31, 2019
Purchased parts	$36,948	$32,814
Work-in-process	3,104	2,854
Finished goods	16,053	12,134
Inventory on consignment	—	4
	$56,105	$47,806

During the three and six months ended June 30, 2020, the net change in inventory provision to net realizable value is a write-down of $381 and $64, respectively (three and six months ended June 30, 2019 - recoveries of $166 and $18, respectively).

8. Long-term investments:

	June 30, 2020	December 31, 2019
Cummins Westport Inc. (a)	$8,122	$7,850
Weichai Westport Inc. (b)	1,824	1,824
Other equity-accounted investees	861	913
	$10,807	$10,587

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

8. Long-term investments (continued):

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three and six months ended June 30, 2020, the Company recognized its share of CWI’s income of $4,210 and $9,514, respectively (three and six months ended June 30, 2019 - $5,869 and $14,471, respectively) in income from investments accounted for by the equity method.

As at June 30, 2020, the Company has a related party accounts receivable balance of $97 due from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	June 30, 2020	December 31, 2019
Current assets:
Cash and short-term investments	$93,454	$90,296
Accounts receivable	655	1,363
Long-term assets:
Property, plant and equipment	722	844
Deferred income tax assets	20,327	21,322
Total assets	$115,158	$113,825
Current liabilities:
Current portion of warranty liability	$19,530	$19,816
Current portion of deferred revenue	14,875	16,678
Accounts payable and accrued liabilities	8,144	3,858
	42,549	40,352
Long-term liabilities:
Warranty liability	28,815	30,463
Deferred revenue	23,714	23,667
Other long-term liabilities	3,826	3,631
	56,355	57,761
Total liabilities	$98,904	$98,113

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

8. Long-term investments (continued):

(a)    Cummins Westport Inc. ("CWI") (continued):

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Product revenue	$41,499	$54,626	$89,045	$116,575
Parts revenue	24,933	29,394	54,055	59,703
	66,432	84,020	143,100	176,278
Cost of revenue and expenses:
Cost of product and parts revenue	48,234	58,813	103,261	123,227
Research and development	4,186	3,908	8,652	7,579
General and administrative	366	122	792	694
Sales and marketing	2,882	5,675	6,269	9,572
Foreign exchange (gain) loss	83	(1)	4	2
	55,751	68,517	118,978	141,074
Income from operations	10,681	15,503	24,122	35,204
Interest and investment income	231	499	729	1,267
Income before income taxes	10,912	16,002	24,851	36,471
Income tax expense	2,493	4,263	5,822	7,528
Net income	$8,419	$11,739	$19,029	$28,943

(b) Weichai Westport Inc. ("WWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is
currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to just 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

9. Property, plant and equipment:

		Accumulated	Net book
June 30, 2020	Cost	depreciation	value
Land and buildings	$4,944	$1,629	$3,315
Computer equipment and software	5,715	4,522	1,193
Furniture and fixtures	4,148	3,659	489
Machinery and equipment	93,618	46,399	47,219
Leasehold improvements	11,658	8,042	3,616
	$120,083	$64,251	$55,832

		Accumulated	Net book
December 31, 2019	Cost	depreciation	value
Land and buildings	$4,764	$1,565	$3,199
Computer equipment and software	5,601	4,521	1,080
Furniture and fixtures	4,213	3,715	498
Machinery and equipment	91,926	41,775	50,151
Leasehold improvements	11,463	7,535	3,928
	$117,967	$59,111	$58,856

10. Intangible assets:

		Accumulated	Net book
June 30, 2020	Cost	amortization	value
Brands, patents and trademarks	$20,376	$9,903	$10,473
Technology	5,443	4,956	487
Customer contracts	12,138	11,097	1,041
Other intangibles	328	328	—
Total	$38,285	$26,284	$12,001

		Accumulated	Net book
December 31, 2019	Cost	amortization	value
Patents and trademarks	$20,386	$9,333	$11,053
Technology	5,457	4,917	540
Customer contracts	12,150	10,668	1,482
Other intangibles	328	328	—
Total	$38,321	$25,246	$13,075

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

11. Accounts payable and accrued liabilities:

	June 30, 2020	December 31, 2019
Trade accounts payable	$44,085	$60,170
Accrued payroll	18,212	15,906
Taxes payable	4,286	3,497
Deferred revenue	1,934	2,717
Accrued interest	777	1,568
Due to related parties	384	794
Other payables	1,517	1,528
	$71,195	$86,180

12. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2020 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 5.0% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Operating lease cost:
Amortization of right-of-use assets	$789	$944	$1,476	$1,829
Interest	69	261	223	506
Total lease cost	$858	$1,205	$1,699	$2,335

The maturities of lease liabilities as at June 30, 2020 are as follows:

The remainder of 2020	$2,041
2021	3,646
2022	3,570
2023	2,542
2024	1,978
Thereafter	3,816
Total undiscounted cash flows	17,593
Less: imputed interest	(2,201)
Present value of operating lease liabilities	15,392
Less: current portion	(3,864)
Long term operating lease	$11,528

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

13. Long-term debt:

	June 30, 2020	December 31, 2019
Term loan facilities, net of debt issuance costs (a)	$26,722	$22,207
Senior financing (b)	2,130	2,504
Convertible debt (c)	17,456	17,431
Other bank financing (d)	6,834	5,105
Capital lease obligations (e)	2,195	1,632
Balance, end of period	55,337	48,879
Current portion	(22,270)	(13,567)
Long-term portion	$33,067	$35,312

(a)    The Company has three separate term loans: one with EDC and two with UniCredit S.p.A. ("UniCredit"). On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility. The Company incurred debt issuance costs of $1,013 related to the loan which are being amortized over the loan term using the effective interest rate method. The loan bears interest at 6% (prior to March 1, 2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. On March 23, 2020, the Company and EDC amended the terms of the secured term loan to defer $6,000 in principal payments in 2020 to recommence payment of $2,000 quarterly starting March 15, 2021 and to extend the term of the loan until September 30, 2022. As at June 30, 2020, the amount outstanding for this loan was $13,407, net of issuance costs, compared to $13,269, net of issuance costs, as at December 31, 2019. The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and MTM and by certain of the Company's property, plant and equipment.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 2.3% and interest is paid quarterly. This loan matures on December 31, 2023. As at June 30, 2020, the amount outstanding for this loan was $4,841 compared to $5,569 as at December 31, 2019, and is secured by a cash pledge of $1,671, with these restricted funds being recorded in other long-term assets.

On November 28, 2019, the Company entered into a second Euro denominated loan agreement with UniCredit. This loan bears interest at an annual rate of 1.8% and interest is paid quarterly. This loan matures on September 30, 2023. As at June 30, 2020, the amount outstanding for this loan was $2,920 compared to $3,369 as at December 31, 2019, and is secured by a cash pledge of $1,011, with these restricted funds also being recorded in other long-term assets.

On May 20, 2020, the Company entered into a third Euro denominated loan agreement with UniCredit. The effective interest rate of this loan is 1.82% with a maturity date of May 31, 2025. As at June 30, 2020, the amount outstanding for this loan was $5,554. There is no security on the loan as it was made as part of the Italian government's COVID-19 Decreto Liquidità.

(b)     The senior financing facility was renewed on March 24, 2017. This Euro denominated loan bears interest at an annual rate equal to the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. This loan matures on December 31, 2022. The Company has pledged its interest in Emer as a general guarantee for its senior revolving financing.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December
31 of each year during the term. On July 24, 2020, Westport announced the refinancing of the Company's convertible notes with Cartesian. Refer to note 21 for further discussion.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

13. Long-term debt (continued):

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(e)     The Company has capital lease obligations with terms of three to five years at interest rates ranging from 3.1% to 12.0%.
The principal repayment schedule of long-term debt is as follows as at June 30, 2020:

	Term loan facilities	Senior financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2020	$3,352	$766	$7,500	$5,151	$482	$17,251
2021	11,187	895	—	532	689	13,303
2022	8,984	469	—	532	426	10,411
2023	2,050	—	9,956	532	373	12,911
2024 and thereafter	1,149	—	—	87	225	1,461
	$26,722	$2,130	$17,456	$6,834	$2,195	$55,337

14. Long-term royalty payable:
On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

As at June 30, 2020, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $12,137.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

14.     Long-term royalty payable (continued):

A continuity schedule of the long-term royalty payable is as follows:

	June 30, 2020	December 31, 2019
Balance, beginning of period	$18,258	$20,935
Accretion expense	1,397	3,357
Repayment	(5,948)	(6,034)
Balance, end of period	13,707	18,258
Current portion	(7,268)	(5,936)
Long-term portion	$6,439	$12,322

The minimum repayments including interest are as follows, for the twelve months ended June 30:

2021	$7,268
2022	5,103
2023	1,162
2024	1,637
2025	2,270
2026	2,851
$20,291

15. Warranty liability:

	June 30, 2020	December 31, 2019
Balance, beginning of period	$8,901	$4,941
Warranty claims	(1,192)	(1,863)
Warranty accruals	11,265	6,794
Change in estimate	(43)	(481)
Impact of foreign exchange	113	(490)
Balance, end of period	19,044	8,901
Less: current portion	(13,885)	(4,505)
Long-term portion	$5,159	$4,396

During the first quarter of 2020, the Company recorded $9,962 warranty accrual related to a field service campaign for the replacement of the pressure release device the Company manufactures and sells to OEM customers. No safety events or field performance issues have been identified from this product. The Company recorded an insurance recovery of $7,727 related to this issue as an other receivable (note 6) during the second quarter of 2020.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

16. Share capital, stock options and other stock-based plans:

During the three and six months ended June 30, 2020, the Company issued 291,532 and 340,423 common shares, respectively, net of cancellations, upon exercises of share units (three and six months ended June 30, 2019 – 145,850 and 282,875 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2020, the Company recognized $617 and $726, respectively (three and six months ended June 30, 2019 - $330 and $726, respectively) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as at June 30, 2020 and June 30, 2019 are as follows:

	Six months ended June 30, 2020		Six months ended June 30, 2019
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	1,777,941	$3.19	2,667,403	$6.00
Granted	271,426	1.61	309,236	2.53
Exercised	(340,423)	2.09	(282,875)	3.11
Forfeited/expired	(14,017)	2.65	(26,387)	3.79
Outstanding, end of period	1,694,927	$3.15	2,667,377	$4.35
Units outstanding and exercisable, end of period	99,608	$1.72	2,219,207	$4.60

During the six months to June 30, 2020, 271,426 restricted share units ("RSUs") were granted to certain employees and directors (2019 - 309,236). This included 250,526 RSUs (2019 - 309,236) and 20,900 performance share units ("PSUs") (2019 - nil). Values of RSU awards are generally determined based on the fair market value of the underlying common shares on the date of grant. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. PSU awards do not have a certain number of common shares that will issue over time, but are based on future performance and other conditions tied to the payout of the PSU.

As at June 30, 2020, $1,868 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over two years.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2020 as follows:

June 30, 2020
(CDN $)
Share units:
Outstanding	$2,797
Exercisable	164

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

16. Share capital, stock options and other stock-based plans (continued):

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020		2019
Cost of revenue	$46	$—	$58		$—
Research and development	58	23	106		97
General and administrative	473	231	980		523
Sales and marketing	40	76	97		106
	$617	$330	$1,241	$1,241	$726

17. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian on convertible debt and the royalty payable. Effective July 24, 2020, Cartesian will no longer be considered a related party. Refer to note 8(a) for the related party transactions with CWI and notes 13(c), 14, and 21 for transactions with Cartesian.

18. Commitments and contingencies:

(a)    Contractual Commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.
19. Segment information:

Effective January 2020, the Company modified the reporting of business segments to allow for increased transparency into the Company's customer channels and the respective products the Company sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. All comparative figures presented have been revised to reflect this change.

Under the new organization structure, the Company manages and report the results of its business through four segments: OEM, IAM, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated matters.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

19. Segment information (continued):

Financial information by business segment as follows:

	Three months ended June 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$19,079	$1,106	$2,147	$(89)
IAM	16,885	(1,185)	1,184	—
Corporate	—	1,806	71	4,210
CWI - 50%	33,216	5,341	30	—
Total segment	69,180	7,068	3,432	4,121
Less: CWI - 50%	(33,216)	(5,341)	(30)	—
Total consolidated	$35,964	$1,727	$3,402	$4,121

	Three months ended June 30, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$44,856	$(2,970)	$2,591	$16
IAM	37,563	3,450	1,326	—
Corporate	—	(6,359)	47	5,869
CWI - 50%	42,010	7,752	(96)	—
Total Segment	124,429	1,873	3,868	5,885
Less: CWI - 50%	(42,010)	(7,752)	96	—
Total Consolidated	$82,419	$(5,879)	$3,964	$5,885
Discontinued Operations	$—	$(240)	$—	$—

	Six months ended June 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$53,351	$(13,367)	$3,994	$(26)
IAM	49,836	3,574	2,645	—
Corporate	—	(8,353)	132	9,514
CWI - 50%	71,550	12,061	61	—
Total Segment	174,737	(6,085)	6,832	9,488
Less: CWI - 50%	(71,550)	(12,061)	(61)	—
Total Consolidated	$103,187	$(18,146)	$6,771	$9,488

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

19. Segment information (continued):

	Six months ended June 30, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$83,867	$(5,722)	$5,404	$69
IAM	71,743	5,691	2,765	—
Corporate	—	(14,611)	125	14,471
CWI - 50%	88,139	17,602	(20)	—
Total Segment	243,749	2,960	8,274	14,540
Less: CWI - 50%	(88,139)	(17,602)	20	—
Total Consolidated	$155,610	$(14,642)	$8,294	$14,540
Discontinued Operations	$—	$(240)	$—	$—

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Europe	66%	67%	66%	67%
Americas	15%	19%	17%	17%
Asia	9%	8%	8%	9%
Other	10%	6%	9%	7%

As at June 30, 2020, total long-term investments of $10,094 (December 31, 2019 - $9,850) were allocated to the Corporate segment and $713 (December 31, 2019 - $737) were allocated to the OEM segment.

Total assets are allocated as follows:

	June 30, 2020	December 31, 2019
OEM	$124,511	$132,179
IAM	113,558	119,769
Corporate	24,671	27,978
CWI - 50%	57,579	56,913
Total segment assets	320,319	336,839
Less: CWI - 50%	(57,579)	(56,913)
Total consolidated assets	$262,740	$279,926

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of losses and negative cash flows from operations.  At June 30, 2020, the Company had $28,928 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at June 30, 2020:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$71,195	$71,195	$71,195	$—	$—	$—
Term loan facilities (note 13 (a))	26,722	29,963	9,236	17,491	3,236	—
Senior financing (note 13 (b))	2,130	2,208	830	1,378	—	—
Convertible debt (note 13 (c))	17,456	18,943	7,500	11,443	—	—
Other bank financing (note 13 (d))	6,834	6,846	5,156	1,069	532	89
Long-term royalty payable (note 14)	13,707	20,291	7,268	6,265	3,907	2,851
Capital lease obligations (note 13 (e))	2,195	2,568	765	1,130	599	74
Operating lease obligations	15,392	17,593	2,042	7,216	4,519	3,816
	$155,631	$169,607	$103,992	$45,992	$12,793	$6,830

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2020 and 2019

20. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated interim balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interest in CWI, WWI and other investments. CWI is the most significant of the long-term investments and is accounted for using the equity method. WWI is accounted for at fair value.

The carrying values reported in the condensed consolidated interim balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities included in the long-term debt (note 13(a)) does not materially differ from its fair value as at June 30, 2020. The carrying value reported in the condensed consolidated interim balance sheet for senior financing (note 13(b)) approximates its fair value as at June 30, 2020, as the interest rates on the debt are floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2020, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

21. Subsequent Events:

On July 17, 2020, the Company entered into a Euro 15,000 government backed term loan from UniCredit. The six-year term loan was issued to the Company's Italian subsidiary, MTM under the Italian government's COVID-19 Decreto Liquidità.

On July 23, 2020, the Company entered into a $10,000 term credit facility agreement with EDC. This credit facility's interest rate is 6.25% per annum on drawn amounts and has no prepayment penalty or standby charge. Through July 31, 2020 the Company has drawn $2,500 on this facility.

On July 24, 2020, Westport announced the refinancing of the Company's convertible notes with Cartesian. Under the terms of the agreement, the Company agreed to pay down the principal amount of the existing convertible notes from $17,500 to $10,000. Concurrent with such repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments, the coupon rate was reduced from 9% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share. As of July 30, 2020, Peter Yu, founder and managing partner of Cartesian, resigned his seat on the Board of Directors of the Company.